Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Tweets related to the transaction:

T-MOBILE (Twitter @TMobile)

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Tweet: T-Mobile is committed to empowering first responders, who help keep California safe. Together with @sprint, we’ll build a next-generation network that helps these heroes answer the call. #5GforAll [link to http://NewTMobile.com]

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Tweet: The New T-Mobile is fully committed to offering support when it matters most. Network resiliency is non-negotiable when supporting Emergency Preparedness & Response teams. #5GforAll [link to http://NewTMobile.com]

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Tweet: Together with @Sprint, we’re bringing more jobs to California. The New T-Mobile will create approx. ONE THOUSAND jobs with a brand-new customer experience center in Central Valley. [link to http://NewTMobile.com]

JOHN J. LEGERE (Twitter @JohnLegere)

•	Tweet: The Cableopoly denies consumers real choice for our most important resource: the internet! It’s BS, and here’s what we are going to do about it: [link to John J. Legere’s blog post below]

The following blog post was made available in connection with the transaction:

New T-Mobile: Creating a True Alternative to Fixed Broadband

John Legere | March 07, 2019

So… I told you I had a lot to say about our merger with Sprint to build the New T-Mobile, and I meant it! A couple of weeks ago I shared how far we’ve come in making New T-Mobile a reality. Then I had to sort fact from, well, BS when it comes to 5G. Now I want to talk about how the New T-Mobile will take this Un-carrier movement beyond wireless and give the Cableopoly a challenge they’ve never had to deal with: COMPETITION. And in the process… we’ll give millions of Americans – especially those in underserved rural areas – more choices and options for connecting to the Internet and participating in the digital economy. (By the way, we made a filing with the FCC on this today if you’re interested in learning more…)

With the New T-Mobile and our unique 5G capabilities, we’ll be able to offer a fast and reliable alternative for in-home broadband – yes, a real alternative option! And we aren’t just going to offer a new alternative. No. We’re the Un-Carrier! – and if there’s ever been an industry more in need of disruption than wireless, it’s the Cableopoly. So we are going to change it the same way we changed wireless! Aggressive prices, rapid innovation, listening to customers and fixing what’s broken. That’s just what we do – we are not going to simply do more of what the other guys do!

The Cableopoly denies consumers real choice for our most important resource: the internet!

In this digital economy, access to the internet has become critical to our everyday lives, and yet at best we are stuck with one, maybe two overpriced options for in-home broadband from Big Cable. For most American households today, the options for in-home broadband are scarce according to the most recent FCC data, 28.9% of U.S. households and 61.1% of rural households have no in-home broadband service or only one provider of in-home broadband. For high speed in-home broadband of 100 Mbps, the picture is even more bleak. Almost half the country’s households – 45% – have no high-speed service or only one option to choose from. Of rural households, more than three quarters (76%) have no high-speed service or only one choice available.

This is not acceptable! A core promise of New T-Mobile is our commitment to bring real competition and real choice for in-home broadband to rural America.

Right now, millions of people are held hostage by mega-corporations who treat them as numbers, not as people, and give them only dismal options to access the internet at home. While virtually all other services in America’s telecom, internet, and tech sectors have exhibited declining prices, improved service, and expanded coverage, fixed broadband service stands out in contrast as the gigantic sore thumb. All the big guys – Charter and Comcast and AT&T and Verizon – seem to be playing nice with each other and never stray into each other’s turf. This is working for their benefit but it’s hurting consumers – and that’s not right!

The New T-Mobile is going to break up this love fest by using the massive capacity gains and dramatic increases in speed to accomplish something not previously possible. With our best-in-class 5G network we will offer a meaningful new option to millions of Americans in the form of New T-Mobile Home Internet. New T-Mobile’s business plan is to have 9.5 million customers for our in-home broadband service by 2024. We will bring competition, period!

Un-wired. Un-cabled. Un-carrier.

Don’t worry. The New T-Mobile Home Internet service will be true to the Un-carrier. Our plan is to become the Un-wired and Un-cabled in-home broadband provider. What T-Mobile has done for mobile wireless consumers as the Un-carrier, New T-Mobile will do for in-home broadband consumers. We will remove customer pain points and change the things people hate about their in-home broadband service.

What does that mean? First, it will be fast. We’re not just going to throw another clunky option into the mix. We want consumers to feel the difference. The New T-Mobile’s wireless in-home broadband service will overcome the obstacles to extending traditional wireline access by blanketing high-capacity coverage over large swaths of previously difficult to serve areas. We also will deliver 100+ Mbps speeds for wireless broadband to 90% of the population and in-home service to over half the country’s households by 2024 (that’s WAY more than enough speed to let you cut the cord and stream all the HD – even 4K – video you want).

I personally love dealing with cable installation scheduling, a four-hour window (that turns into eight), and all the “sorry something went wrong” excuses that lead to service actually NOT being installed… SAID NO ONE EVER. Imagine our In Home “broadband in a box” – in the form of a plug-and-use router. We will ship you a New T-Mobile In Home Router. You self-install using a mobile app. What? Is this real life? Yep. We’re going to save consumers time, costs, and hours of frustration around the in-home installation process. Need help? No problem. We’ve got you covered there too. In-home broadband technical expertise will be fully integrated with our award-winning Team of Experts.

Home broadband is one of the most un-competitive industries in existence. The New T-Mobile & 5G can and will change all that. And we’ve already got this in the works. T-Mobile will soon begin a pilot of Home Internet service using a 4G router operating over T-Mobile’s LTE network. Customers will get the router for free, and after the merger, it will be upgraded to include 2.5 GHz spectrum and 5G compatible hardware. The New T-Mobile is coming for you, Cableopoly… you’ve been warned!

Paying More for Bad Service – What? Nope.

So speaking of service… Did you know T-Mobile customers are the happiest in wireless for two years running, and our customer service has topped JD Power’s rankings more than any other provider. Why? We are customer experience obsessed, and we treat customers like rock stars. I bet it would be nearly impossible to find a broadband customer out there who feels like a rock star when dealing with her or his home internet provider. According to ACSI (American Customer Satisfaction Index), the Cableopoly ranks DEAD LAST in customer satisfaction for any industry. Worse than airlines, the postal service, insurance companies, big banks… Man, you really have to be terrible to be dead last.

And worse yet, imagine having to pay out your hard-earned money each month for that type of crappy service. Customers are forced to pay about $80 a month for wired in-home broadband service. That’s a lot of money to be treated terribly – and you’re not even getting a great product (cough: slowwwww speeds) for the hassle!

With the New T-Mobile and 5G, we will deliver improved broadband connectivity at a lower price – including for rural consumers. A low-cost structure means we can aggressively price this service below what in-home broadband providers typically charge today (assuming they provide service in an area at all)! There will be – a simple monthly price, no annual service contract, no extra charge for the router, no installation charges, and no surprises.

Choice? Speed? Savings? No Hassles? – Check, Check, Check and CHECK.

This is about more than just options for fixed in-home broadband. We realized that millions may choose simply to eliminate their in-home broadband because they’ll have faster mobile speeds. Did we mention our investment in 5G will give cost-conscious consumers the opportunity to ditch the overpriced cable companies entirely, eliminating this monthly expense and putting roughly $960 per year back in that family’s pocket? Exactly right!

When we think bigger, this means Americans save more – billions in fact! Thanks to lower prices and more competition, the New T-Mobile is estimated to save customers up to $13 billion a year on home broadband by 2024!

Choice, competition, better service, lower prices, faster speeds. This is going to be great for millions of Americans, but it’s going to be a total game changer for those in rural and underserved communities. The bottom line is abundantly clear: the status quo simply isn’t working. It is our mission to change that.

Stay tuned for round four.

John

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL

CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.